Henkel

A Brand like a Friend

02 APR 18 AM 11:5

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

02028516

Office of International Corporation
Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message


Datum
2002-03-27

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

**Rule 12g3-2(b) Submission**
**File No. 82-4437**
**Henkel KGaA**

Ladies and Gentlemen:

Enclosed please find a copy of Henkel KGaA's press release of April 15, 2002 "Henkel Preference Shares to become Member of the MSCI Indices and of DJ Germany Titans 30".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Nicolas Kühn

dlw 4/19

Encl.

Henkel Shares included in new indices

# Henkel Preference Shares to become Member of the MSCI Indices and of DJ Germany Titans 30

**The Henkel preference shares will be added to the Morgan Stanley Capital International (MSCI) Indices which are widely recognized by the financial markets as well as to the Dow Jones (DJ) Germany Titans 30.**

Düsseldorf – After the reclassification of the Henkel Group from Diversified Chemicals to the Household and Personal Products industry group in the renowned MSCI index in December 2001, MSCI has now announced that the Henkel preference shares will be added to the MSCI Germany Index and consequently to the MSCI Europe and MSCI World indices. This decision will be effective as of May 31, 2002.

Within the MSCI Germany pro forma Standard Index, Henkel preference shares rank number 21 with a weight of 0.78 percent. Within the industry group Household and Personal Products in the MSCI Germany Index, Henkel is weighted with 44.1 percent and ranks number one.

The Henkel preference shares will also be included in the newly established Blue Chips Country Index, Dow Jones Germany Titans 30, as per April 12, 2002.

Besides the different DAX Indices, Henkel shares are also included in the Dow Jones Stoxx and Dow Jones Euro Stoxx as well as in the FTSE4Good and the Dow Jones Sustainability Index.

...

"Henkel - A Brand like a Friend". Henkel is a leader in consumer brands and technologies which makes people's lives easier, better and more beautiful. The branded business sectors are Laundry & Home Care, Cosmetics/Toiletries and Consumer and Craftsmen Adhesives. Henkel Technologies includes Industrial Adhesives, Engineering Adhesives and Surface Technologies. The company is operating in over 75 countries. In fiscal 2001, the Henkel Group generated sales of 13.1 billion Euro and operating profit (EBIT) of 1,210 million Euro (including exceptional items). In its core businesses Henkel recorded sales of 9.4 billion Euro and operating profit of 602 million Euro. 45.750 employees work for the Henkel Group worldwide.

April 15, 2002

Any forward-looking statements contained in this press release represent our best judgment as to what will occur in the future. The Company's actual results could differ materially from those contained herein and will depend on a number of competitive and economic factors, some of which will be outside the control of the Company.

Contact:
Corporate Communications

Ernst Primosch
Tel.: ++49-211-797-3533
Fax: ++49-211-798-2484
e-mail: ernst.primosch@henkel.com

Lars Witteck
Tel.: ++49-211-797-2606
Fax: ++49-211-798-4040
e-mail: lars.witteck@henkel.com

Internet: http://www.press.henkel.com